USAA             9800 Fredericksburg Road
(Eagle logo)r       San Antonio, Texas 78288

May 30, 2012

VIA EDGAR

Mr. Larry Greene U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	Responses to Comments on Post-Effective Amendment No. 73 to the Registration Statement

on Form N-1A of USAA Mutual Funds Trust (File Nos. 033-65572; 811-07852)

Dear Mr. Greene:

           On behalf of the above-referenced registrant, set forth below are the comments that were provided by the staff (Staff) of the U.S. Securities and Exchange Commission (the SEC) on May 8, 2012, concerning Post-Effective Amendment No. 73 (the Post-Effective Amendment) to the Registration Statement on Form N-1A of USAA Mutual Funds Trust (the Trust), which was filed with the SEC on March 19, 2012, on behalf of the four new series of the Trust, the USAA Cornerstone Funds and on behalf of the Cornerstone Strategy and Balanced Strategy Funds (each a Fund and altogether the Funds), and the Trust’s responses thereto. The Trust acknowledges that the Trust may not assert Staff comments as a defense in any proceeding initiated by the

SEC or any persons under the federal securities laws of the United States.

The Staff’s comments are set forth in italics and are followed by the Trust’s responses. Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.

General Comments:

1. Comment: Has the Trust provided disclosure on the risks faced in the abnormal market conditions since 2006?

Response: In response to the Staff’s comment, and previous similar comments, the Trust has added additional disclosure to the Funds’ SAI.

2. Comment: Have we tailored our derivative disclosure to the activities that we pursue?

Response: The Funds’ derivative disclosure is tailored to its specific investments in derivatives and related risks. In particular, each Fund has tailored its derivative disclosure primarily to address the expected use of derivatives in hedging activities as described within the Funds’ option-based risk management strategy, which each Fund employs on a regular basis. This strategy and the risks inherent with the instruments utilized are discussed within the Funds’ prospectus.

3. Comment:  Please confirm that the existing Funds have completed their fidelity bond filings for 2010.

Response:  The Trust’s fidelity bond for 2010 was filed with the SEC under Form 40-17G on September 16, 2010. The Accession No. is 0000908695-10-000186.

USAA Asset Management Company

Mr. Larry Greene
May 30, 2012

4. Comment: Please ensure that the type size comports with SEC rules.

Response: We have verified that our font size and margins in printed materials are in accordance with SEC standards.

5. Comment: Include USA PATRIOT Act language. Also, include a statement representing that the Trust has an AML officer and identifying the Trust’s AML officer.

Response: The Trust has an anti-money laundering (AML) program designed to comply with all required OFAC and Treasury rules and regulations. The Fund’s Prospectus currently includes a description of its AML program and identity verification procedures within the section entitled “Opening an Account.” The Trust’s AML officer is Jeffrey Hill, who also serves as CCO. Although not required by the Form, the Fund has added the AML Officer designation within Mr. Hill’s biography in the SAI.

Cornerstone Conservative Fund:

6. Comment: The Staff notes that the USAA Cornerstone Conservative Fund has an Investment Objective to seek a high level of current income. The Staff would like to understand if the use of the adjective “high” connotes a different or higher level of risk, and if so is that additional risk consistent with “Conservative.” Further, the Staff notes that the Cornerstone Moderately Conservative Fund, which has an income component to its investment objective as well, does not contain the adjective “high” before income.

Response: In response to the Staff’s comment, the Trust has removed the additional descriptive terms “high level” from the USAA Cornerstone Conservative Fund’s investment objective. After revision, the Fund’s objective will be to “seek current income.”

7. Comment: The Staff has asked if AMCO retains the right to recoup any waived expenses.

Response:  AMCO does not retain the right to recoup waived expenses.

8. Comment: The Staff has asked why AFFE and “Other Expenses” for the Cornerstone Conservative Fund appear low.

Response:  The “Other Expenses” of the Conservative Fund are low because the Fund is not subject to Administrative & Servicing Fees or Transfer Agent Fees, which is consistent with the fee structure that is in effect for other USAA Funds that are structured as funds-of-funds. The “Acquired Fund Fees and Expenses” are low because it is anticipated that the Fund will invest to a significant extent in the Institutional Share Class of underlying USAA Funds, which is a share class with a low expense ratio.

9. Comment: The Staff has asked us to include an explanation of Acquired Fund Fees and Expenses in a footnote to the fee table.

Response:  We do not believe that the requested footnote to the fee table is required by Form N-1A. However, in response to the Staff’s comment, we have included a definition of the term “Acquired Fund Fees and Expenses” within the statutory prospectus.

Mr. Larry Greene
May 30, 2012

10. Comment: Footnote (b) to the fee table references “Commission Recapture.”  Confirm that the Trust’s commission recapture program is consistent with applicable law including Section 17(e)?

Response:  The Trust’s commission recapture program is consistent with applicable law, including Section 17(e) of the Investment Company Act. Applicable fee waivers are applied without regard to expenses decreased through the commission recapture program and other expense offset arrangements. Therefore, the amounts recaptured do not lower the waiver owed to a Fund by AMCO.

11. Comment: The Staff has asked that we refer to the Cornerstone Conservative Fund as a “fund-of-funds.”

Response:  In response to the Staff’s comment, the Funds have added disclosure to the description of the Fund’s investment strategy stating that the Cornerstone Conservative Fund is structured as a fund-of-funds. Additionally, the Funds have made a corresponding change for the Cornerstone Equity Fund.

12. Comment: The Staff has asked the Trust to further clarify the difference between the target asset allocation, the tactical allocation and the statement that “the target allocation is not expected to adjust over time.”

Response: Per the Staff’s comment AMCO has adjusted the strategy description for the Funds to clarify the difference between the target asset allocation and AMCO’s ability to tactically allocate away from the target asset allocation. In addition, we have changed the disclosure to reflect AMCO’s ability to “deviate” as opposed to “vary tactically” from the target asset allocation. Finally, the Funds note that they have provided disclosure regarding the extent of AMCO’s ability to deviate from the target asset allocation within the investment strategy section of the statutory prospectus.

13. Comment: The Staff has asked the Trust to delete disclosure related to the treatment of wire transfers from the section on Purchase and Sale of Fund Shares.

Response: Per the Staff’s comment this disclosure has been deleted.

Cornerstone Moderately Conservative Fund:

14. Comment: The Staff has asked the Trust to delete lines from the fee table that do not contain any expense information.

Response: In response to the Staff’s comment, the Trust has deleted the line items related to directly paid expenses that are not applicable to the Funds. The Funds note that they have included a description, for XBRL purposes, stating that there are no direct shareholder fees for the Funds.

15. Comment: The Staff notes that the Conservative Fund has 26 basis points of “Other Expenses,” while the Moderately Conservative Fund has 59 basis points of “Other Expenses.” Does the Conservative Fund have built-in waivers on its fee table?

Response: Each Fund is subject to an expense limitation arrangement, which is reflected in the line items entitled “Reimbursement from Adviser” and “Total Annual Operating Expenses After Reimbursement.” However, as discussed above in response to Comment 8, the Cornerstone Conservative Fund’s “Other Expenses” before reimbursement are lower than the “Other Expenses” for the Cornerstone Moderately Conservative Portfolio because it is structured as a fund-of-funds and is not subject to any Administration & Servicing Fees or Transfer Agency Fees, which is consistent with the fee structure that is in effect for other USAA Funds that are structured as funds-of-funds. By contrast, the Cornerstone Moderately Conservative Fund is not structured as a fund-of-

Mr. Larry Greene
May 30, 2012

funds and is subject to Administrative & Servicing Fees and Transfer Agent Fees, which are reflected in the “Other Expenses” category.
16. Comment: Within the Cornerstone Moderately Conservative Fund’s Principal Investment Strategy, what is meant by “equity and bonds”?

Response: The types of equity and bond investments made by the Funds (including the Cornerstone Moderately Conservative Fund) are described within the Funds’ prospectus. The Trust has included separate sections titled “What Types of Bonds are Included in a Fund’s Portfolio” and “What Types of Stocks are Included in Each Fund’s Portfolio?” The Trust believes that the disclosure in these sections and elsewhere in the prospectus adequately describes the types of equity and bond investments made by the Funds. In response to the Staff’s comment, the Fund has updated the section discussing investments in “stocks” to “What Types of Equity Securities are Included in Each Fund’s Portfolio?”

17. Comment: The Cornerstone Moderately Conservative Fund uses the term “alternative investment strategies” in connection with enhancing the Fund’s “return and diversification.” Does the Fund utilize derivatives for speculation?

Response:   The Funds intend to use derivatives for hedging. The Funds intend to utilize an option-based risk management strategy as a means of reducing volatility over time. The Funds do not intend to use derivatives for speculative purposes. The Funds’ will utilize highly liquid exchange-traded-options to pursue their risk management strategy. At certain times the Funds may sell puts or calls as a means of financing their protective puts. However, the Funds will never have a net short position or greater exposure than could be achieved through the use of cash instruments. In addition, the Funds may be able to limit the impact of cash flows through the equitization of cash. The equitization of cash will only be used with a limited portion of the Funds’ assets as part of a cash-flow management effort and will not be a primary focus.

18. Comment: Within the Funds’ prospectus, provide disclosure that the use of ETFs will expose fund shareholders to two levels of expenses.

Response:  The Trust has updated the Funds’ disclosure to reflect the other fees charged as a result of investments made in underlying ETFs. Within the sections titled “Principal Risks” and “Risks” the Funds disclose the risk that a shareholder “will indirectly bear fees and expenses charged by ETFs in which the Fund invests,  in addition to the Fund’s direct fees and expenses.” In addition, the Funds have added additional disclosure to describe the types of additional fees charged and to reflect the fact that these additional expenses may be borne by the shareholder as well as the Fund.

19. Comment: Within the Fund’s prospectus, provide disclosure that the use of REITs will expose fund shareholders to two-levels of expense.

Response: In response to the Staff’s comment, the Trust has added disclosure stating that “[b]ecause REITs are pooled investment vehicles that have expenses of their own, a Fund will indirectly bear its proportionate share of those expenses.”

Mr. Larry Greene
May 30, 2012

20. Comment: Does the Fund need to include precious metals conflict disclosure under the requirements of Section 1502 of the Dodd-Frank Act?

Response: Section 1502 of the Dodd-Frank Act generally requires the SEC to adopt regulations requiring certain persons to disclose annually whether conflict minerals that are necessary to the functionality or production of a product manufactured by such a person originated in the Democratic Republic of the Congo or an adjoining country and, in cases in which such conflict minerals did originate in any such country, submit to the SEC a report that includes certain information. The SEC has not adopted any regulations implementing this requirement, but the Trust does not believe that it would be subject to any such disclosure requirements that are adopted in the future because, among other reasons, paragraph (b) of Section 1502 makes clear that such disclosure requirements would only apply to persons who manufacture products for which “conflict minerals are necessary to the functionality or production”, which would not include the Trust.

Cornerstone Moderate Fund

21. Comment: Why does footnote (a) to the Cornerstone Moderate Fund’s fee table not appear in the fee tables for the four new series?

Response: The performance fee footnote (a) is not applicable to the Cornerstone Moderately Conservative Fund.  As a related note, the Trust has amended the descriptive language within its Statement of Additional Information within the section titled “Portfolio Manager Compensation” in response to previous staff comment.

22. Comment: Does the fee waiver apply before or after the application of the performance fee adjustment?

Response: A performance fee, as noted in response to Comment 21, only applies to the Cornerstone Moderate Fund and the Cornerstone Moderately Aggressive Fund. In cases where a USAA Fund is subject to a performance fee and a contractual expense limitation arrangement, performance fee adjustments to the base management fee are applied prior to the application of the expense limitation arrangement. Accordingly, during periods of underperformance of the Fund, a negative performance adjustment to the base management fee will reduce the fee waiver, and during periods of outperformance of the Fund, a positive performance adjustment to the base management fee will increase the fee waiver.

Cornerstone Equity Fund:

23. Comment: Please include a footnote to the fee table to explain why the Cornerstone Equity Fund has a 0.00% management fee. Please confirm that the Cornerstone Equity Fund has an advisory contract.

Response: The Trust does not believe that the requested footnote to the fee table is required or permitted by Form N-1A. However, in response to the Staff’s comment, we have revised the line items for the “Management Fee” for the Cornerstone Equity Fund and the Cornerstone Conservative Fund to state “None” rather than “0.00%.” Please also refer to the Fund Management section on pages 63-68 of the Funds’ prospectus which discloses that AMCO provides investment management services to the Cornerstone Funds pursuant to an Advisory Agreement, which was filed as Exhibit d(xxxix) to the registration statement. The first sentence under the sub-headings for both the Cornerstone Conservative Fund and Cornerstone Equity Fund in this section states that “AMCO does not receive any investment management fees for performing such investment management services for the Fund.”

Mr. Larry Greene
May 30, 2012

24. Comment: Please add the word “written” to the Names Rule notice provision.

Response: In response to the Staff’s comment, the Trust has made the requested change and will incorporate this change into other applicable filings.

25. Comment: Within the discussion of Principal Risks to the Cornerstone Equity Fund, the Staff notes that the current prospectus states that “the risks of the Fund directly correspond to the risks of the underlying USAA Funds in which the Fund invests.” The Staff requests that the language be revised to reference the risks apply in proportion to the extent of the proportional investment in each underlying USAA Fund and are not necessarily “directly proportional.”

Response: The Trust has made the requested change. In addition, the Trust has made corresponding changes to the other fund-of-funds, the Cornerstone Equity Fund.

26. Comment: The Staff has requested that the Trust include a discussion of the specific instruments associated with the risks described in the Principal Risks within the Fund’s strategy discussion.

Response: The Trust notes that the discussion of the risks associated with the underlying USAA Funds in which the Cornerstone Equity Fund invests are meant to be illustrative of the types of risks faced by the underlying USAA Funds. As discussed above in response to Comment 25, the Trust notes that the risks of the underlying USAA Funds will be the same as those faced by the Cornerstone Equity Fund. However, the Trust does not believe that each of the risks named as applicable to the underlying USAA Fund (e.g., foreign market illiquidity, emerging market, uncertain political conditions, etc.) should have a corresponding description within the Cornerstone Equity Fund’s strategy. As a practical matter, the Cornerstone Equity Fund is a fund-of-funds and invests as its principal investment strategy only in the underlying USAA Funds.

27. Comment: The Staff notes the use of “high” current income within the section titled “Why Are Stocks and Bonds Mixed in the Same Fund?”  Per Comment 6, please provide additional context as to the additional risk [if any] resulting from “high current income” as opposed to “current income.”

Response: As noted in response to Comment 6, the Trust has removed the adjective “high” from the phrase “high current income.”

28. Comment: The Staff has asked if the Fund has the ability to invest in junk convertibles.

Response:  The Fund will have the ability to invest in junk convertibles as part of its below-investment-grade allocation. These types of securities are not intended to be a principal investment for the Funds and will likely constitute a limited portion of the Funds’ portfolio over time.

29. Comment: Can the Fund’s investments in derivative instruments replace its investments in direct instruments?

Response: The Funds do not intend to utilize derivative investments to replace direct instruments. With the exception of equitizing cash for purposes of cash flow management, the Funds will not utilize derivative instruments in place of direct investments.

Mr. Larry Greene
May 30, 2012

30. Comment: The Staff requests that the Fund include the limitation on investments in below investment grade securities (20%) within the principal strategy section of the prospectus.

Response: In response to the Staff’s comment, the Fund has added disclosure to the strategy section that it will invest in both investment-grade and below-investment-grade securities. The Fund currently also discloses a 20% limitation on investments in below-investment-grade securities. However, the Fund believes this limitation is not appropriate disclosure within the strategy.

31. Comment: The Staff has asked for a description of the difference between high-yield and investment grade.

Response:  The Funds’ prospectus currently includes a section describing the difference between high-yield and investment grade securities within the section titled “What is the Difference Between Investing in High-Yield Bonds and Investing in Investment-Grade Bonds?” The Trust also provides a description of the quality of the fixed-income securities within the Funds and a table describing the applicable ratings of high-yield and investment grade securities. The Funds believe that this disclosure adequately describes the differences in these two investments.

32. Comment: Does the Fund have support for the statement that the volatility of high-yield has been lower than equity investments as a whole?

Response: Over time historical market data has shown high-yield securities to have a lower volatility than equity securities. This statement is supported by the long term historical returns of high-yield indexes as compared to equity indexes.

33. Comment: The Staff has asked the Fund to include a statement that it is a diversified fund, with a qualifying statement that some of the underlying funds may not be diversified.

Response:  In response to the Staff’s comment, the Trust has clarified its description of “Nondiversification Risk” to clarify that, although the Funds are diversified, they have the capability to invest in underlying funds that may have a concentration or that may be considered “non-diversified.”

34. Comment: The Staff has asked the Trust to change the language in fundamental investment restriction #2 to say “25% or more.”

Response:  Former Guide 19 to Form N-1A provided that concentration results from investments of “more than 25 percent of the value of the registrant’s assets.” Although that guide was rescinded by the SEC in 1998, the Trust is not aware of any other guidance issued by the SEC or its staff in which the SEC set forth a different meaning of the term “concentration” for this purpose. The Fund believes that Restriction 2 is consistent with the language and meaning of Guide 19. In addition, the Fund believes that the paragraph following the Investment Restrictions is consistent with this approach (i.e., it indicates that investments up to and including 25% will not result in concentration).

35. Comment: The Staff has asked that the Trust change its industry concentration language to include “or group of related industries.”

Response:  In response to the Staff’s comment, we have made the requested change.

Mr. Larry Greene
May 30, 2012

36. Comment: Under the Trust’s fundamental investment restrictions within the SAI, the Staff has asked the Trust state the applicable limits under the 1940 Act for Fundamental Restrictions #1 and #3.

Response:  With respect to Investment Restrictions 1 and 3, the Trust has added disclosure regarding the current applicable limitations on borrowing and issuance of senior securities within its SAI. With regard to the specific language of Restrictions 1 and 3, the Fund believes that its approach is consistent with General Instruction C.1(c) to Form N-1A, which states that funds “should avoid…simply restating legal or regulatory requirements to which funds generally are subject…” Based on this general instruction, the Fund respectfully declines to include specific limitations within the Investment Restrictions previously approved by shareholders.

37. Comment: Within the narrative following Fundamental Restriction #7, please disclose the mechanism for defining “industry” for purposes of industry concentration.

Response: In response to the Staff’s comment, the Fund has added disclosure to describe the mechanisms for identifying industry classification. However, the Fund notes that Form N-1A does not require identification of the specific reference for purposes of industry concentration.

38. Comment: List the entities that have ongoing portfolio holdings disclosure arrangements.

Response:  The Funds currently include a list of the entities, by type, that receive portfolio holdings information pursuant to ongoing arrangements. In response to previous Staff comments, the Funds have supplemented the existing list to include the specific names of entities receiving holdings information.

*           *           *           *           *

Should you have any further comments on this matter, or any questions, please contact me at (210) 498-4628.

Sincerely,

/s/ James G. Whetzel

James G. Whetzel
Assistant Secretary